APPENDIX A:
INVESTMENT RISKS

RISK FACTORS

An Investment in Seven Point is speculative, involves a high degree of risk, and should only be made by persons who can afford a total loss of their

investment. Prospective investors should carefully consider, among other things, the following risk factors concerning the business of Seven Point

prior to making an investment decision. The risks described below are not the only ones that Seven Point faces. Additional risks not presently known to Seven Point or that Seven Point currently deem immaterial may also affect its business.

The company is a start-up enterprise and is relying on being able to take advantage of the current investor interest in cannabis-related companies to raise capital sufficient to conduct its on-going operations until profitable.

Seven Point was recently formed and has no history of operating a business or generating revenues. The management team of Seven Point has experience running other businesses (including cannabis-related businesses), but there are no assurances that their experience or success with such other ventures will translate to similar results in this instance. As such, Seven Point may need to continue to raise capital to fund the operations of Seven Point until such time as it can generate net profits to fund operations. Should the current investor interest in cannabis companies change, there can be no assurances that Seven Point will be able to raise sufficient capital on favorable terms to continue to fund operations until Seven Point begins to generate net income. If Seven Point encounters difficulty in raising capital, it may have to expend significant money, and divert resources and time to such capital raising efforts, which may affect the ability of management to focus efforts on operational activities of Seven Point.

The companies will be operating in a sector facing an uncertain regulatory environment.

Investment in Seven Point is an investment in the cannabis industry and entails a certain amount of legal and regulatory uncertainty. Illinois approved the medical use of cannabis-based products in 2014 and recently approved the recreational use of cannabis-based products, commencing January 1, 2020. Despite these state approvals, marijuana remains a Schedule 1 drug, as classified by the US federal government under the Controlled Substances Act of 1970. This adds uncertainty to the investment due to the legal and regulatory treatment of the industry in which Seven Point operates. This is most notable in dealings with the banking/payments systems and leads to inefficiencies, increased security risks and additional expenses not faced by other industries. Given that the number of states which have approved the use of cannabis-based products, whether for medical or adult use, now stands at 37, it seems unlikely that the US federal government would take any dramatic actions against the industry, but that cannot be entirely ruled out. Additionally, it is unknown if the Dep. of Agriculture will ultimately allow Seven Point to grow in excess of its current canopy limit of 5,000 sf per license, totaling 10,000 sf of canopy.

The company must be able to establish the base for its operations, including obtaining any necessary zoning approvals to conduct its business. If Seven Point cannot establish facilities for its operations in a timely manner, the ability to operate a business and generate revenue could be adversely affected.

Seven Point is in its start-up phase. As such, the company will have to establish a base from which to conduct its operations . It will entail obtaining any required zoning and building permits to conduct a cannabis-based operation in the community where such operations will be located. While the management team of Seven Point has experience with such real estate and zoning matters from prior ventures, there are no assurances that they will have success in securing the necessary zoning and construction approvals in a timely fashion to conduct its operations. It is unknown at this time when Seven Point will be able to operationalize the retail store in Danville due to architectural drawings are in process currently for the new construction required.

Seven Point must depend upon third parties to support its operations, including developing a base of suppliers to acquire its inventory. If reliable relationships with third parties cannot be established, Seven Point's ability to generate revenue could be adversely affected.

Seven Point will maintain a retail operation whereby they will be able to sell a supply of Seven Point cannabis flower and pre-rolls to its retail location. The ability to establish additional reliable supplier relationships is critical to the operations of the company, and the profitability of Seven Point. While management has prior retail experience in the cannabis industry, there is no assurance that Seven Point will be able to sell all of its inventory at a reasonable price. If such efforts fail or the inventory is of poor quality, Seven Point's financial results could be adversely affected.

Seven Point will rely on its management team to implement its business.

Seven Point''s success is substantially dependent on its CEO, Brad Zerman, and other key personnel on the management team providing their services to the company. The loss of the services of Mr. Zerman or other management team members a result of

death, disability or for any other reason, could adversely affect Seven Point's ability to effectuate the business plan as presented.

The proceeds from this offering may not be sufficient for Seven Point to fully fund the establishment of business of Seven Point.

Seven Point has broad discretion in applying the proceeds that it receives in this offering as it deems appropriate. Seven Point management have forecasted a need for a significant amount of capital to fund the establishment of the business Seven Point. In the event of a capital shortfall because of unforeseen costs and expenses, such shortfalls could have a negative impact on the ability of Seven Point to affect its business plans.

Seven Point is prepared to order multiple retro-fitted growing rooms inside of 40' shipping containers as soon as we raise the first $1,000,000 and as we begin construction on the first grow rooms.

The offered securities will be subject to restrictions on transfer.

The securities that are being offered will be subject to applicable US federal and state securities laws, and investors may not be able to resell unless such securities are subsequently registered pursuant to rules and regulations of US Federal and state securities law or unless an exemption from registration is available. There can be no assurance that a public market for such securities will develop or be sustained in the future. The lack of any public market for the securities will severely limit an investor's ability to liquidate his or her shares; therefore, investors should be prepared to hold the securities for an indefinite period.

Financial Model is for example purposes only.

The following financial model included in this presentation is for example purposes only and should not be used as a basis for deciding whether or not to make a financial investment in Seven Point. The financial model only should be used as a basis for prospective investors to create their own financial model for the proposed business venture.

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Seven Point to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

LIMITED SERVICES

Seven Point operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

LACK OF ACCOUNTING CONTROLS

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Seven Point competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Seven Point's core business or the inability to compete successfully against the with other competitors could negatively affect Seven Point's financial performance.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in Seven Point's management or vote on and/or influence any managerial decisions regarding Seven Point. Furthermore, if the founders or other key personnel of Seven Point were to leave Seven Point or become unable to work, Seven Point (and your investment) could suffer substantially.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Seven Point and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Seven Point is a newly established entity and therefore has no operating history from which forecasts could be projected with.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and

State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

THE COMPANY MIGHT NEED MORE CAPITAL

Seven Point might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Seven Point is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

CHANGES IN ECONOMIC CONDITIONS COULD HURT SEVEN POINT

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Seven Point's financial performance or ability to continue to operate. In the event Seven Point ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

NO REGISTRATION UNDER SECURITIES LAWS

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Seven Point nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

INCOMPLETE OFFERING INFORMATION

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

LACK OF ONGOING INFORMATION

Seven Point will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Seven Point is allowed to stop providing annual information in certain circumstances.

UNINSURED LOSSES

Although Seven Point will carry some insurance, Seven Point may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Seven Point could incur an uninsured loss that could damage its business.

CHANGES IN LAWS

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Seven Point's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

CONFLICT OF INTEREST WITH COMPANIES AND THEIR MANAGEMENT

In many ways, your interests and the interests of Seven Point's management will coincide: you both want Seven Point to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Seven Point to act conservative to make sure they are best equipped to repay the Note obligations, while Seven Point might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS

If Seven Point needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

THE COMPANY IS NOT SUBJECT TO THE CORPORATE GOVERNANCE REQUIREMENTS OF THE NATIONAL SECURITIES EXCHANGES

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Seven Point or management), which is responsible for monitoring Seven Point's compliance with the law. Seven Point will not be required to implement these and other investor protections.

YOU HAVE A LIMITED UPSIDE

Notes include a maximum amount you can receive. You cannot receive more than that even if Seven Point is significantly more successful than your initial expectations.

YOU DO HAVE A DOWNSIDE

Conversely, if Seven Point fails to generate enough revenue, you could lose some or all of your money.

PAYMENTS AND RETURN ARE UNPREDICTABLE

Because your payments are based on the revenue of Seven Point, and the revenue of Seven Point can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

THE NOTES ARE UNSECURED AND UNINSURED

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

SUBORDINATION

The Notes shall be subordinated to all indebtedness of Seven Point to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders or any other person.

LIMITATION OF INDIVIDUAL RIGHTS IN EVENT OF DEFAULT

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 IMPACT

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.